UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

NORTEL INVERSORA S.A.

(Name of Issuer)

American Depositary Shares, representing Class B Preferred Shares

(Title of Class of Securities)

656567401

(CUSIP Number)

July 14, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 656567401

1	Names of reporting persons Berkley Ventures Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Bahamas
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 0
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 0.0%
12	Type of reporting person (see instructions) CO

CUSIP No. 656567401

1	Names of reporting persons Braslyn Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Bahamas
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 0
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 0.0%
12	Type of reporting person (see instructions) CO

CUSIP No. 656567401

1	Names of reporting persons Shelton Ventures Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Bahamas
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 0.0%
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 0%
12	Type of reporting person (see instructions) CO

CUSIP No. 656567401

1	Names of reporting persons Joe Lewis
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization United Kingdom
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 0
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 0.0%
12	Type of reporting person (see instructions) IN

Explanatory Note: This Amendment No. 8 (“Amendment No. 8”) amends and supplements the statement on Schedule 13G initially filed on June 23, 2010 (the “Original Filing”), as amended on November 18, 2012 (“Amendment No. 1”), February 10, 2012 (“Amendment No. 2”), February 11, 2013 (“Amendment No. 3”), December 11, 2013 (“Amendment No. 4”), January 3, 2014 (“Amendment No. 5”), January 9, 2015 (“Amendment No. 6”) and January 9, 2016 (“Amendment No. 7”) with respect to Braslyn Ltd. (“Braslyn”), Shelton Ventures Inc. (“Shelton Ventures”) and Joe Lewis. This Amendment No. 8 constitutes an initial statement on Schedule 13G for Berkley Ventures Ltd. (“Berkley Ventures”). This Amendment No. 8 is being filed jointly pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Item 1.

(a)	Name of Issuer:

Nortel Inversora S.A.

Translation of the issuer’s name into English:

Nortel Investments S.A.

(b)	Address of Issuer’s Principal Executive Offices:

Alicia Moreau de Justo 50, Piso 11

C1107AAB — Buenos Aires, Argentina

Item 2.

(a)	Name of Person Filing:

This statement is filed jointly by Berkley Ventures, Braslyn, Shelton Ventures and Joe Lewis pursuant to Rule 13d-1(k)(1). Joe Lewis is the sole ultimate beneficial owner of, and controls, Berkley Ventures, Braslyn and Shelton Ventures.

(b)	Address of Principal Business Office or, if None, Residence:

Cay House

E.P. Taylor Drive, N7776

Lyford Cay, New Providence, Bahamas

(c)	Citizenship:

Berkley Ventures, Braslyn and Shelton Ventures are international business companies organized under the laws of the Bahamas. Joe Lewis is a permanent resident of the Bahamas and a citizen of the United Kingdom.

(d)	Title of Class of Securities:

American Depositary Shares, representing Class B Preferred Shares.

(e)	CUSIP Number:

656567401

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act(12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a)	Amount beneficially owned: 0

(b)	Percent of class: 0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0*

(ii)	Shared power to vote or to direct the vote: 0*

(iii)	Sole power to dispose or to direct the disposition of: 0*

(iv)	Shared power to dispose or to direct the disposition of: 0*

*	On July 14, 2016, Braslyn and Shelton Ventures transferred 4,112,965 American Depositary Shares (“ADS”), representing 205,648 or 14% of the Class B Preferred Shares of the Issuer, based on 1,470,455 Class B Preferred Shares stated to be outstanding as of September 30, 2015 in the Issuer’s most recent Form 6-K filed with the Securities and Exchange Commission on December 30, 2015, to Berkley Ventures Ltd. Each ADS represents 1/20th of a Class B Preferred Share of the Issuer. Several days later Berkley Ventures subsequently transferred all of the ADS held by Berkley to a third party purchaser. Berkley Ventures no longer owns any ADS. Joe Lewis is the sole ultimate beneficial owner of, and controls, Berkley Ventures, Braslyn and Shelton Ventures.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

With respect to Berkley Ventures, Braslyn, Shelton Ventures and Joe Lewis, this statement is being filed to report the fact that as of the date hereof, Berkley Ventures, Braslyn, Shelton Ventures and Joe Lewis, have ceased to be the beneficial owners of more than 5 percent of the outstanding Class B Preferred Shares of the Issuer.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits

Exhibit 1	Joint Filing Agreement, dated July 22, 2016, among Berkley Ventures, Braslyn, Shelton Ventures and Joe Lewis

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2016

BERKLEY VENTURES LTD.

By:	/s/ Jefferson R. Voss
Name:	Jefferson R. Voss
Title:	Attorney-in-Fact

BRASLYN LTD.

By:	/s/ Jefferson R. Voss
Name:	Jefferson R. Voss
Title:	Attorney-in-Fact

SHELTON VENTURES INC.

By:	/s/ Jefferson R. Voss
Name:	Jefferson R. Voss
Title:	Attorney-in-Fact

JOE LEWIS

By:	/s/ Joe Lewis
Name:	Joe Lewis, Individually

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated July 22, 2016, among Berkley Ventures, Braslyn, Shelton Ventures and Joe Lewis